UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 17, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒          Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐           No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐           No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐          No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

MATERIAL FACT

In accordance with the provisions of article 157, paragraph 4, of Law No. 6,404 dated December 15, 1976, as amended, and CVM Instruction No. 358/2002, as amended, FIBRIA CELULOSE S.A.(BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”) informs the market that, on November 15th, 2013, executed a binding agreement with Parkia Participações S.A. (“Partner”), for the sale of certain land assets located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, comprising a total of approximately 210 thousand hectares. The aggregate transaction value is R$ 1.65 billion. Of this value, FIBRIA will receive an initial payment of R$ 1.40 billion (“Payment”). An additional R$ 250 million could be received in 3 installments over a period of 21 years, to be paid in the 7th, 14th and 21st years from the closing date, conditioned upon land appreciation during the period.

The transaction value may be subject to adjustments after completion of confirmatory due diligence. FIBRIA shall receive the Payment on the closing date, which is expected to occur on or before December 30th, 2013, after required regulatory approvals are obtained.

FIBRIA also informs that, at the closing date, it will concurrently enter into forestry partnership agreements with the Partner for a period of up to 24 years, during which the Company will continue to be managing its forests in the transaction areas.

The transaction is in line with the Company’s strategy to strengthen its capital structure and will position FIBRIA for a new growth cycle.

São Paulo, November 17th, 2013.

FIBRIA CELULOSE S.A.

GUILHERME PERBOYRE CAVALCANTI

FINANCIAL AND INVESTOR RELATIONS OFFICER

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